SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. *)

                               Virata Corporation
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   927646-10-9
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

      GlobeSpan, Inc.                        Jonathan P. Cramer, Esq.
      100 Schulz Drive                       Reboul, MacMurray, Hewitt,
      Red Bank, New Jersey 07701             Maynard & Kristol
      Attention: Richard C. Gottuso, Esq.    45 Rockefeller Plaza
      Tel. (732) 345-7500                    New York, New York 10111
                                             Tel. (212) 841-5700
  -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 2001
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section but shall be subject to all other provisions of such act (however, see note (1) below).

1)    Name of Reporting Person:                             GlobeSpan, Inc.

      and I.R.S. Identification No. of above Person,
      if an Entity (Voluntary):                             75-2658218
------------------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group:
                                                            (a) [  ]
                                                            (b) [  ]
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3)    SEC Use Only
------------------------------------------------------------------------------

4)    Source of Funds:                                          OO
------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceeding is
      Required Pursuant to Item 2(d) or 2(e):                   [ ]
------------------------------------------------------------------------------

6)    Citizenship or Place of Organization                    Delaware

Number of                     7)    Sole Voting
Shares Beneficially                 Power                      -0-
Owned by Each                 --------------------------------------------
Reporting Person

                              8)    Shared Voting
                                    Power                      -6,077,191-
                              --------------------------------------------

                              9)    Sole Dispositive
                                    Power
                                                               -0-
                              --------------------------------------------

                              10)   Shared Dispositive
                                    Power                      -0-
                              --------------------------------------------

11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person:                      6,077,191 (1)
------------------------------------------------------------------------------

12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares                               [ ]
------------------------------------------------------------------------------

13)   Percent of Class
      Represented by  Amount in Row (11)                    9.5%
------------------------------------------------------------------------------

14)   Type of Reporting Person                              CO
------------------------------------------------------------------------------

(1) Shares of Virata Common Stock are subject to the Virata Stockholders Agreement (discussed in Items 3, 4 and 5 below). GlobeSpan expressly disclaims beneficial ownership of any shares of the Virata Common Stock covered by the Virata Stockholders Agreement. Based on the number of shares of Virata Common Stock outstanding as of September 28, 2001 (as represented by Virata in the Merger Agreement discussed in Items 3, 4 and 5), the number of shares of Virata Common Stock covered by the Virata Stockholders Agreement represents approximately 9.5 percent of the outstanding Virata Common Stock.

ITEM 1.           SECURITY AND ISSUER
                  -------------------

            The class of securities to which this Schedule 13D relates is the Common Stock, par value $0.001 per share, of Virata Corporation, a Delaware corporation ("Virata"), whose principal executive offices are located at 2700 San Tomas Expressway, Santa Clara, California 95051.

ITEM 2.           IDENTITY AND BACKGROUND
                  -----------------------

            The name of the corporation filing this statement is GlobeSpan, Inc., a Delaware corporation ("GlobeSpan"). GlobeSpan is a leading provider of integrated circuit, software and system designs for digital subscriber line
(DSL) applications which enable broadband digital communications to homes and business enterprises. GlobeSpan designs, develops and supplies these integrated semiconductor chips, or chip sets, for use in DSL networks, which utilize the existing network of copper telephone wires known as the local loop for the high-speed transmission of data. GlobeSpan's executive offices are located at and its principal business address is 100 Schulz Drive, Red Bank, New Jersey, 07701.

            The name, business address, present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of each director and executive officer of GlobeSpan are set forth in Annex A hereto and are incorporated herein by reference. During the last five
-------
years neither GlobeSpan nor, to the best of GlobeSpan's knowledge, any of the other entities or individuals referred to in Annex A has been convicted in a
                                             -------
criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years neither GlobeSpan nor, to the best of GlobeSpan's knowledge, any of the other entities or individuals referred to in Annex A was a
                                                                   -------
party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION
                  --------------------------------------------------

            No funds of GlobeSpan were used to purchase shares of Virata's Common Stock. GlobeSpan does not have any economic interest in the shares of Virata Common Stock (as defined below). GlobeSpan may be deemed to have obtained beneficial ownership of Virata Common Stock pursuant to the Virata Stockholders Agreement described below.

            On October 1, 2001, GlobeSpan entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among GlobeSpan, Wine Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of GlobeSpan ("Merger Sub"), and Virata. Pursuant to the Merger Agreement, subject to certain conditions, Merger Sub will be merged with and into Virata with Virata continuing as the surviving corporation and a wholly-owned subsidiary of GlobeSpan (the "Merger"). As a result of the Merger, each issued and outstanding share of Common Stock, par value $0.001 per share, of Virata ("Virata Common Stock") will be automatically converted into the right to receive 1.02 shares (the "Exchange Ratio") of Common Stock, par value $0.001 per share, of GlobeSpan ("GlobeSpan Common Stock"). In addition, each option to purchase capital stock of Virata outstanding under Virata's existing stock option plans will be converted into an option to purchase GlobeSpan Common Stock on the same terms and conditions provided that the number of shares subject to such option and the exercise price will be adjusted to reflect the Exchange Ratio. The consummation of the Merger is subject to regulatory approvals, the approval of the stockholders of GlobeSpan and Virata and other customary closing conditions. There can be no guarantee that the Merger or the other transactions contemplated by the Merger Agreement will close by any particular date, if at all.

            As a condition and inducement to the execution of the Merger Agreement, GlobeSpan entered into a Stockholders Agreement, dated as of October 1, 2001 (the "Virata Stockholders Agreement"), with certain stockholders of Virata (the "Virata Holders"). Pursuant to the Virata Stockholders Agreement, the Virata Holders have agreed, severally and not jointly, to vote their shares of Virata Common Stock (plus any additional shares of capital stock or other voting securities of Virata or any of its subsidiaries, beneficial ownership of which is directly or indirectly acquired after the date thereof, including, without limitation, shares received pursuant to any stock splits, stock dividends or distributions, shares acquired by purchase or upon the exercise, conversion or exchange of any option, warrant or convertible security or otherwise, and shares or any voting securities of Virata or any of its subsidiaries received pursuant to any change in the capital stock of Virata or such subsidiary by reason of any recapitalization, merger, reorganization, consolidation, combination, exchange of shares or the like) beneficially owned by such stockholder (the "Virata Holder Shares") at every Virata stockholders meeting and every written consent in lieu of such a meeting (i) in favor of adoption and approval of the Merger Agreement and the Merger and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Virata Stockholders Agreement, and any other action reasonably requested by GlobeSpan in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Virata contained in the Merger Agreement or of the Virata Holder contained in the Virata Stockholders Agreement; and (iii) against certain Acquisition Proposals (as defined in the Virata Stockholders Agreement) made by persons other than GlobeSpan or any of its affiliates.

            Under the Virata Stockholders Agreement, each Virata Holder also agreed that it will not enter into any voting or similar agreement or understanding with any person or entity or grant a proxy or power of attorney with respect to the Virata Holder Shares prior to the Expiration Date (as defined below) (other than a proxy or power of attorney to an officer of Virata that may be exercised solely in accordance with the foregoing and except as otherwise provided in the Virata Stockholders Agreement) or vote or give instructions in any manner inconsistent with any of the foregoing. Each Virata Holder also agreed, during the period commencing on the date of the Stockholders Agreement and ending on the Expiration Date, not to, and, if applicable, not to permit any of such Virata Holder's affiliates to, vote or execute any written consent in lieu of a stockholders meeting or vote, if such consent or vote by the Virata stockholders would be inconsistent with or frustrate the purposes of the other covenants of such Virata Holder pursuant to the foregoing. Pursuant to such agreement, the Virata Holders granted to certain officers of GlobeSpan an irrevocable proxy to vote or act by written consent with respect to the Virata Holder Shares in accordance with the foregoing in respect of any matter specified in (i), (ii) and (iii) above.

            Under the Virata Stockholders Agreement, each Virata Holder agreed, until the earlier of the Expiration Date and the conclusion of the Virata Stockholders Meeting (as defined in the Merger Agreement) not to (i) sell, transfer, pledge, encumber, grant, assign or otherwise dispose of, enforce any redemption agreement with Virata or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, grant, assignment or other disposition of, record or beneficial ownership of any of such Virata Holder Shares or any interest in any of the foregoing, except to GlobeSpan, (ii) grant any proxies or powers of attorney, deposit any Virata Holder Shares into a voting trust or enter into a voting agreement with respect to any Virata Holder Shares, or any interest in any of the Virata Holder Shares, except to GlobeSpan, or (iii) take any action that would make any representation or warranty of such Virata Holder contained in the Virata Stockholders Agreement untrue or incorrect or have the effect of preventing or disabling such Virata Holder from performing its obligations under the Virata Stockholders Agreement.

            Under the Virata Stockholders Agreement, each Virata Holder further agreed, until the earlier of the Expiration Date and the conclusion of the Virata Stockholders Meeting, except (i) with respect to Virata and its affiliates, and (ii) for actions taken by persons in their capacity as officers or directors of Virata in accordance with Section 6.5(b) of the Merger Agreement, that such Virata Holder shall not, and shall not permit any of its affiliates or, if applicable, any director, officer, employee, consultant, agent, advisor or representative of such Virata Holder or any of such Virata Holder's affiliates (the "Representatives") to (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal with respect to any matter described in the preceding paragraph or any Acquisition Proposal, or (ii) participate in any negotiations concerning, or provide to any other person any information or data relating to Virata or any of its Subsidiaries (as defined in the Merger Agreement) for the purpose of, or have any discussions with any person relating to, or cooperate with or assist or participate in, or facilitate, any inquiries or the making of any proposal which constitutes, or would reasonably be expected to lead to, any effort or attempt by any other person to seek to effect any matter described in the preceding paragraph or any Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement such an Acquisition Proposal. Each Virata Holder agreed immediately to cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore by the Virata Holder with respect to any possible Acquisition Proposal, or any matter described in the preceding paragraph, and will take the necessary steps to inform the Virata Holder's Representatives of the obligations undertaken by Virata Holder with respect to the Virata Holder's Representatives as described herein.

            The Virata Stockholders Agreement and the irrevocable proxy granted therein shall terminate upon the earliest of the following dates (the "Expiration Date"): (i) the date on which the Merger Agreement is terminated;
(ii) the date on which Virata terminates the Virata

Stockholders Agreement upon written notice of the Virata Holders; or (iii) the Effective Time (as defined in the Merger Agreement).

            GlobeSpan did not pay additional consideration to any Virata Holder in connection with the execution and delivery of the Virata Stockholders Agreement.

            References to, and descriptions of, the Merger Agreement and the Virata Stockholders Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Virata Stockholders Agreement attached as Exhibits 1 and 2, respectively, to this
Schedule 13D, which are incorporated here in their entirety where such references and descriptions appear.

ITEM 4.           PURPOSE OF TRANSACTION
                  ----------------------

            The information set forth or incorporated by reference in Item 3 is incorporated herein by reference.

            Virata has adopted a stockholders' rights plan. Prior to the effective time of the Merger, Virata has agreed to amend its rights plan in order to specifically exclude the Merger and the other transactions contemplated by the Merger Agreement.

      References to, and descriptions of, the Merger Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Merger Agreement attached as Exhibit 1 to this Schedule 13D, which is incorporated in this Item 4 in its entirety where such references and descriptions appear.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER
                  ------------------------------------

      (a)-(b) The information set forth or incorporated by reference in Items 3 and 4 is incorporated herein by reference.

            As a result of the Virata Stockholders Agreement, GlobeSpan may be deemed to be the beneficial owner of 6,077,191 shares of Virata Common Stock which constitutes approximately 9.5% of the issued and outstanding shares of Virata Common Stock based on the number of shares of Virata Common Stock outstanding as of September 28, 2001 (as represented by Virata in the Merger Agreement). GlobeSpan may be deemed to have the shared power to vote (or to direct the vote of) the Virata Holder Shares with respect to those matters described in Item 3; however, GlobeSpan (i) is not entitled to any rights as a stockholder of Virata as to the Virata Holder Shares and (ii) disclaims any beneficial ownership of the shares of Virata Common Stock which are covered by the Virata Stockholders Agreement.

            To GlobeSpan's knowledge, no person listed in Annex A has an
                                                          -------
ownership interest in Virata.

            Set forth in Annex B are the names of the stockholders of Virata
                         -------
that have entered into the Virata Stockholders Agreement with GlobeSpan, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to GlobeSpan's knowledge.

      (c) Except as described in Item 3, to the knowledge of GlobeSpan, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

      (d)   Not applicable.

      (e)   Not applicable.

      References to, and descriptions of, the Merger Agreement and the Virata Stockholders Agreement as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Virata Stockholders Agreement listed as Exhibits 1 and 2, respectively, to this
Schedule 13D, which are incorporated in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
                  --------------------------------------------------------

            The information set forth or incorporated by reference in Items 3, 4 and 5 is incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS
                  --------------------------------
Exhibit
Number      Exhibit Description
------      -------------------

1. Agreement and Plan of Merger, dated as of October 1, 2001, by and among GlobeSpan, Inc., Wine Acquisition Corp. and Virata Corporation (without exhibits)

2. Stockholders Agreement, dated as of October 1, 2001, between GlobeSpan, Inc. and certain stockholders of Virata Corporation.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2001

                                          GLOBESPAN, INC.

                                          By: /s/ ARMANDO GEDAY
                                          ------------------------------
                                          Armando Geday
                                          President and Chief Executive Officer

                                                                         ANNEX A
                                                                         -------

               DIRECTORS AND EXECUTIVE OFFICERS OF GLOBESPAN, INC.

            The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of GlobeSpan. Unless otherwise indicated, GlobeSpan, Inc employs each person identified below. The principal address of GlobeSpan, Inc., and unless otherwise indicated below, the current business address for each individual listed below is c/o GlobeSpan, Inc., 100 Schulz Drive, Red Bank, New Jersey 07701. To GlobeSpan's knowledge, each of the individuals identified below is a citizen of the United States.

NAME AND TITLE                     PRESENT PRINCIPAL OCCUPATION AND NAME OF
--------------                     EMPLOYER
                                   ----------------------------------------

Barbara Connor                     Independent consultant
Director                           3040 Glebe Road
                                   Arlington, VA 22206

James Coulter                      Managing Partner
Director                           Texas Pacific Group
                                   301 Commerce Street, Suite 3300
                                   Fort Worth, Texas 76102

Dipanjan Deb                       Partner
Director                           Francisco Partners
                                   Two Embarcadero Center, Suite 420
                                   San Francisco, CA 94111

Federico Faggin                    Chairman of the Board of Directors
Director                           Synaptics, Inc.
                                   2381 Bering Drive
                                   San Jose, CA 95131

Keith Geeslin                      Managing Partner
Director                           The Sprout Group
                                   300 Sand Hill Road
                                   Building 3, Suite 170
                                   Menlo Park, CA 94025

John Marren                        Partner
Director                           Texas Pacific Group
                                   301 Commerce Street, Suite 3300
                                   Fort Worth, Texas 76102

David Stanton                      Partner
Director                           Francisco Partners
                                   Two Embarcadero Center, Suite 420
                                   San Francisco, CA 94111

Armando Geday
President, Chief Executive
Officer and Director

Robert McMullan
Chief Financial Officer

Nicholas Aretakis
Vice President, Worldwide Sales

                                                                         ANNEX B
                                                                         -------

            The following table sets forth the name and present principal occupation or employment of each Virata Corporation stockholder that entered into the Virata Stockholders Agreement with GlobeSpan, Inc. Except as indicated below, the business address of each such person is c/o Virata Corporation, 2700 San Tomas Expressway, Santa Clara, California 95051.


                            PRESENT PRINCIPAL              SHARES BENEFICIALLY
NAME AND BUSINESS ADDRESS   OCCUPATION OR EMPLOYMENT       OWNED
-------------------------   ------------------------       -------------------
Gary L. Bloom               Chief Executive Officer and    40,000 (1)
                            President
                            Veritas Software
                            350 Ellis Street
                            Mountain View, CA 94043

Charles Cotton              Chief Executive Officer        653,756 (2)
                            Virata Corporation

Marco De Benedetti          Chief Executive Officer        3,160,878 (3)
                            Telecom Italia Mobile S.p.A.
                            Corso d'Italia 41
                            Rome 00198
                            Italy

Hermann Hauser              Director                       479,190 (4)
                            Amadeus Capital Partners Ltd.
                            5 Shaftesbury Road
                            Cambridge CB2 2BW
                            United Kingdom

Professor Andrew Hopper     Professor of Communications    486,522 (5)
                            Engineering
                            Unversity of Cambridge
                            Cambridge CB2 ITN
                            United Kingdom

Martin Jackson              Chief Technology Officer       164,804 (6)
                            Virata Corporation

Peter Morris                General Partner                11,667 (7)
                            New Enterprise Associates
                            2490 Sand Hill Road
                            Menlo Park, CA 94025

Patrick Sayer               Managing Director              4,000
                            Lazard Freres et Cie
                            121 boulevard Haussman
                            75382 Paris Cedex 08
                            France

Andrew Vought               Chief Financial Officer        422,954 (8)
                            Virata Corporation


1. Includes options to purchase 40,000 shares of Common Stock exercisable within 60 days of October 1, 2001.
2. Includes options to purchase 653,756 shares of Common Stock exercisable within 60 days of October 1, 2001.
3. This number represents 2,629,478 shares of Common Stock held by Olivetti International S.A. Holding, of which Mr. De Benedetti is a Director,] and an option to purchase 40,000 shares of Common Stock exercisable within 60 days of October 1, 2001. Mr. De Benedetti disclaims all beneficial ownership of the shares of Common Stock held by Olivetti International.]
4. This number includes 439,190 shares of Common Stock owned by Clarium, of of which Dr. Hauser may be a beneficiary, and an option to purchase 40,000 shares of Common Stock exercisable within 60 days of October 1, 2001.
5. This number includes an option to purchase 40,000 shares of Common Stock exercisable within 60 days of October 1, 2001.
6. This number represents options to purchase 164,804 shares of Common Stock exercisable within 60 days of October 1, 2001.
7. This number represents options to purchase 11,667 shares of Common Stock exercisable within 60 days of October 1, 2001.
8. This number represents options to purchase 214,353 shares of Common Stock exercisable within 60 days of October 1, 2001.

Giuseppe Zocco              General Partner                168,086 (9)
                            Index Ventures
                            2 rue de Jargonnant
                            1207 Geneva
                            Switzerland

David Wong                  Vice President, Voice Software     1,900,000 (10)
                            Virata Corporation
                            2700 San Tomas Expressway
                            Santa Clara, CA 95051

Olivetti International      125 Avenue du X Septembre          3,130,878
S.A. Holding                Luxembourg

Clarium Holdings Limited    La Motte Chambers                    439,190
                            St. Helier, Jersey
                            Channel Islands JE1 1BJ
                            United Kingdom

Debajyoti Pal               Vice President                       450,000 (10)
                            Virata Corporation
                            2700 San Tomas Expressway
                            Santa Clara, CA 95051


9. This number represents an option to purchase 40,000 shares of Common Stock exercisable within 60 days of October 1, 2001 and 128,086 shares of Common Stock beneficially owned by Index Securities S.A. and its affiliates ("Index"), with which Mr. Zocco is affiliated. Mr. Zocco disclaims all beneficial ownership of the shares of Common Stock owned by Index.
10. This number includes 600,000 shares held by Susan S. Tai, as Trustee for the benefit of The Grantor Retained Annuity Trust dated 6/5/00; 600,000 shares held by David Y. Wong, as Trustee for the benefit of The Grantor Retained Annuity Trust dated 6/5/00; 523,803 shares held by David Y. Wong and Susan S. Tai, as Trustees for the benefit of The Wong-Tai 2000 Trust dated 9/14/00 and 176,197 shares held by David Y. Wong as Security Holder Agent c/o Virata Corporation)
11. The shares of Common Stock beneficially owned by Clarium are registered in the name of Providence Investment Company ("Providence"). Providence holds such shares as nominee for Clarium, who is the beneficial owner of the shares of Common Stock.

                                  EXHIBIT INDEX

Exhibit
Number      Exhibit Description
------      -------------------

1. Agreement and Plan of Merger, dated as of October 1, 2001, by and among GlobeSpan, Inc., Wine Acquisition Corp. and Virata Corporation (without exhibits)

2. Stockholders Agreement, dated as of October 1, 2001, between GlobeSpan, Inc. and certain stockholders of Virata Corporation.